March 1, 2012

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-8561
Attention:	Ms. Mara L. Ransom
Mr. Chris Chase
Ms. Brigitte Lippmann

Re:	General Finance Corporation
Amendment No. 2 to Registration Statement on Form S-3
Filed March 1, 2012
File No. 333-178950

Dear Ms. Ransom, Mr. Chase and Ms. Lippmann:

This letter is being submitted in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by phone on February 24, 2012 with respect to the Amendment No. 1 to Registration Statement on Form S-3 filed by General Finance Corporation (the “Company”) with the SEC on February 16, 2012 (the “Form S-3”).

The Company respectfully advises the Staff that on March 1, 2012, it filed via EDGAR Amendment No. 2 to Registration Statement on Form S-3 (the “Amendment No. 2”) reflecting the changes made to Amendment No. 2 in response to the Staff’s comments.  Three copies of Amendment No. 2 and an Amendment No. 2 marked to show changes to Amendment No. 1 to the Registration Statement on Form S-3 are enclosed for your convenience.

Staff Comments and Company Responses

General

1.
We note that there appears to be a material disparity between the price at which your selling stockholder is offering your common stock pursuant to this registration statement, and the current market price of your common stock. Please disclose the various factors considered in determining this offering price. See Item 505(a) of Regulation S-K.

The Company respectfully advises that in response to the February 24, 2012 comments of the Staff the selling stockholder has revised the disclosure in the second paragraph of the “Plan of Distribution” section of Amendment No. 2 as follows: “The selling stockholder has considered a variety of factors in determining the $5.00 offering price of the common stock, including the valuations of General Finance Corporation’s subsidiaries Royal Wolf Holdings and Pac-Van, the selling stockholder’s estimates of the prospects of General Finance Corporation and its subsidiaries, market valuations for comparable companies and overall market conditions. The most important factor in determining the offering price of the common stock is the value of General Finance Corporation’s ownership of Royal Wolf Holdings. General Finance Corporation owns 50.01% of the outstanding ordinary shares of Royal Wolf Holdings, or 50,387,052 ordinary shares. The ordinary shares of Royal Wolf Holdings trade on the Australian Securities Exchange under the symbol “RWH.” As shown in the General Finance Corporation Investor Presentation dated December 2011 filed in the Current Report on Form 8-K with the SEC on December 14, 2011, the value of General Finance Corporation’s share ownership of Royal Wolf Holdings Limited equaled $105 million.  Based on the 22,013,299 shares of common stock outstanding, the value of Royal Wolf Holdings equated to $4.59 per share of General Finance Corporation common stock as of December 9, 2011. Based on the February 10, 2012 closing price of A$2.00 per share of Royal Wolf on the Australian Securities Exchange and the foreign currency exchange rate of one Australian dollar to $1.07474 U.S. dollar, the value of the Company’s ownership of Royal Wolf was worth approximately $4.92 per share of the Company common stock as of February 10, 2012.”
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The Company hereby requests acceleration of the effective date of Amendment No. 2 to Registration Statement on Form S-3, as amended (File No. 333-178950), to 4:00 p.m., Eastern time, on March 9, 2012, or as soon thereafter as possible.  In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby confirms that it is aware of its obligations under the Act.  In addition, the Company acknowledges that:

•	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, they do not foreclose the SEC from taking any action with respect to the filing;

•
the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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Please contact the undersigned at (626) 584-9722, extension 1008 as soon as the Amendment No. 2 to Registration Statement on Form S-3 has been declared effective or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Christopher A. Wilson
________________________
Christopher A. Wilson
General Finance Corporation
General Counsel & Vice President

cc:           Ronald F. Valenta, General Finance Corporation

Enclosures